Exhibit 99.1

Stratasys Releases First Quarter 2024 Financial Results

●	Revenue of $144.1 million, flat year over year excluding the impact of divestitures

●	Record recurring consumables revenue reflects continued strong printer utilization

●	GAAP net loss of $26.0 million, or $0.37 per diluted share, and non-GAAP net loss of $1.7 million, or $0.02 per diluted share

●	$7.3 million in cash generated from operations and positive free cash flow of $4.3 million

●	Strong F3300 pipeline ahead of expectations

●	Reiterates 2024 outlook

MINNEAPOLIS & REHOVOT, Israel - (BUSINESS WIRE) - May 29, 2024 - Stratasys Ltd. (Nasdaq: SSYS) (“Stratasys” or the “Company”), a leader in polymer 3D printing solutions, today announced financial results for the first quarter 2024.

First Quarter 2024 Financial Results Compared to First Quarter 2023:

●	Revenue of $144.1 million compared to $149.4 million.

●	GAAP gross margin of 44.4%, compared to 43.8%.

●	Non-GAAP gross margin of 48.6%, compared to 47.3%.

●	GAAP operating loss of $24.5 million, compared to an operating loss of $16.8 million.

●	Non-GAAP operating loss of $1.2 million, compared to non-GAAP operating income of $1.5 million.

●	GAAP net loss of $26.0 million, or $0.37 per diluted share, compared to a net loss of $22.2 million, or $0.33 per diluted share.

●	Non-GAAP net loss of $1.7 million, or $0.02 per diluted share, compared to non-GAAP net income of $1.1 million, or $0.02 per diluted share.

●	Adjusted EBITDA of $4.1 million, compared to $7.0 million.

●	Cash generated by operating activities of $7.3 million, compared to cash used by operating activities of $17.9 million in the year-ago quarter.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer, stated, “We delivered solid first quarter operating and financial results that included record consumables revenues, improved gross margins and positive operating and free cash flow, despite the ongoing challenges posed by our customers’ capital spending constraints. We continue to see increased traction for our newest technology, the F3300 FDM system, as leading companies such as Nissan, BAE Systems and Sikorsky have joined Toyota as early customers that will benefit with faster, lower-cost manufacturing of end-use parts.”

Dr. Zeif continued, “Our healthy balance sheet, and financial and operating discipline, provide stability to weather the current environment. And when the macro environment eases and capital spending returns to normal levels, our differentiated portfolio and leading go-to-market strength position us to meaningfully accelerate profitable growth, driving long-term shareholder returns.”

2024 Financial Outlook:

Based on current market conditions and assuming that the impacts of global inflationary pressures, relatively high interest rates and supply chain costs do not impede economic activity further, the Company is reiterating its outlook for 2024 as follows:

●	Full-year revenue of $630 million to $645 million.

o	Compare to 2023 revenue of approximately $616 million excluding divestments and annualizing Covestro.

●	Full-year non-GAAP gross margins of 49.0% to 49.5%, improving sequentially throughout the year.

●	Full-year operating expenses in the range of $292 million to $297 million.

●	Full-year non-GAAP operating margins in a range of 2.5% to 3.5%.

●	GAAP net loss of $88 million to $72 million, or ($1.24) to ($1.01) per diluted share.

o	Includes one-time extraordinary costs associated with Stratasys’ strategic alternatives process.

●	Non-GAAP net income of $9 million to $14 million, or $0.12 to $0.19 per diluted share.

●	Adjusted EBITDA of $40 million to $45 million.

●	Capital expenditures of $20 million to $25 million.

●	Positive cash flow from operating activities.

Non-GAAP earnings guidance excludes $29 million to $31 million of share-based compensation expense, $26 million to $28 million of projected amortization of intangible assets, and reorganization and other expenses of $29 million to $35 million. Non-GAAP guidance includes tax adjustments of $2 million to $3 million on the above non-GAAP items.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. First Quarter 2024 Webcast and Conference Call Details

The Company plans to webcast its conference call to discuss its first quarter 2024 financial results on Wednesday, May 29, 2024, at 5:00 p.m. (ET).

The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=H13Rjkjs

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X.com (formerly Twitter), LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2023 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the global macro-economic environment, including headwinds caused by inflation, relatively high interest rates, unfavorable currency exchange rates and other growth-inhibiting conditions; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2023, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 11, 2024 (the “2023 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2023 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly period ended March 31, 2024, which will be furnished to the SEC on or about May 30, 2024, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions, divestments and strategic process-related expense or gains and reorganization-related charges or gains, and legal provisions and (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity-method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a view of our performance that is comparable to those of other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO & VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets (Unaudited)

(in thousands, except share data)

	March 31,	December 31,
	2024	2023

ASSETS

Current assets
Cash and cash equivalents	$91,089	$82,585
Short-term bank deposits	70,000	80,000
Accounts receivable, net of allowance for credit losses of $1,455 and $1,449 as of March 31, 2024 and December 31, 2023, respectively	155,349	172,009
Inventories	195,060	192,976
Prepaid expenses	9,507	7,929
Other current assets	21,090	24,596

Total current assets	542,095	560,095

Non-current assets
Property, plant and equipment, net	189,942	197,552
Goodwill	99,121	100,051
Other intangible assets, net	121,195	127,781
Operating lease right-of-use assets	17,577	18,895
Long-term investments	116,285	115,083
Other non-current assets	13,820	14,448

Total non-current assets	557,940	573,810

Total assets	$1,100,035	$1,133,905

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$37,806	$46,785
Accrued expenses and other current liabilities	32,620	36,656
Accrued compensation and related benefits	37,402	33,877
Deferred revenues - short-term	54,480	52,610
Operating lease liabilities - short-term	5,898	6,498

Total current liabilities	168,206	176,426

Non-current liabilities
Deferred revenues - long-term	19,193	23,655
Deferred income taxes - long-term	537	723
Operating lease liabilities - long-term	11,392	12,162
Contingent consideration - long-term	11,569	11,900
Other non-current liabilities	22,988	24,200

Total non-current liabilities	65,679	72,640

Total liabilities	233,885	249,066

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 70,440 shares and 69,656 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	197	195
Additional paid-in capital	3,100,445	3,091,649
Accumulated other comprehensive loss	(8,583)	(7,079)
Accumulated deficit	(2,225,909)	(2,199,926)
Total Equity	866,150	884,839

Total liabilities and equity	$1,100,035	$1,133,905

Stratasys Ltd.

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended March 31,
	2024	2023
	unaudited	unaudited
Revenues
Products	$99,196	$100,971
Services	44,854	48,406
	144,050	149,377

Cost of revenues
Products	49,757	51,113
Services	30,396	32,869
	80,153	83,982

Gross profit	63,897	65,395

Operating expenses
Research and development, net	23,977	21,475
Selling, general and administrative	64,373	60,717
	88,350	82,192

Operating income (loss)	(24,453)	(16,797)

Financial income, net	1,217	773

Income (loss) before income taxes	(23,236)	(16,024)

Income tax expense	(716)	(3,775)

Share in losses of associated companies	(2,031)	(2,425)

Net loss	$(25,983)	$(22,224)

Net loss per share
Basic	$(0.37)	$(0.33)
Diluted	$(0.37)	$(0.33)

Weighted average ordinary shares outstanding
Basic	69,993	67,583
Diluted	69,993	67,583

		Three Months Ended March 31,
		2024	Non-GAAP	2024	2023	Non-GAAP	2023
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$63,897	$6,139	$70,036	$65,395	$5,299	$70,694
	Operating income (loss) (1,2)	(24,453)	23,254	(1,199)	(16,797)	18,315	1,518
	Net income (loss) (1,2,3)	(25,983)	24,299	(1,684)	(22,224)	23,306	1,082
	Net income (loss) per diluted share (4)	$(0.37)	$0.35	$(0.02)	$(0.33)	$0.35	$0.02

(1)	Acquired intangible assets amortization expense		5,084			4,001
	Non-cash stock-based compensation expense		952			932
	Restructuring and other related costs		103			366
			6,139			5,299

(2)	Acquired intangible assets amortization expense		2,459			2,194
	Non-cash stock-based compensation expense		7,697			7,308
	Restructuring and other related costs		920			1,798
	Revaluation of investments		1,900			580
	Contingent consideration		511			265
	Legal, consulting and other expenses		3,628			871
			17,115			13,016
			23,254			18,315

(3)	Corresponding tax effect and other expenses		234			3,038
	Equity method related amortization		964			1,490
	Finance (income) expenses		(153)			463
			$24,299			$23,306

(4)	Weighted average number of ordinary shares outstanding - Diluted	69,993		69,993	67,583		68,080

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance
Fiscal Year 2024
(in millions, except per share data)

GAAP net loss	($88) to ($72)

Adjustments
Stock-based compensation expense	$29 to $31
Intangible assets amortization expense	$26 to $28
Reorganization and other	$29 to $35
Tax expense (benefit) related to Non-GAAP adjustments	$2 to $3

Non-GAAP net income	$9 to $14

GAAP loss per share	($1.24) to ($1.01)

Non-GAAP diluted earnings per share	$0.12 to $0.19